UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
             WASHINGTON, DC 20549
                 SCHEDULE 13G


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS
  THERETO FILED PURSUANT TO RULE 13d-2(b)

I          INTERNATIONAL ISOTOPES INC.
                (Name of Issuer)


                  COMMON STOCK
        (Title of Class of Securities)

                    45972C102
                 (CUSIP Number)

        AIG DKR SoundShore Holdings Ltd.
   (formerly, AIG SoundShore Holdings Ltd.)
        c/o DKR Management Company Inc.
             1281 East Main Street
          Stamford, Connecticut 06902
                 (203) 324-8400

 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                December 31, 2001
(Date of Event Which Requires Filing of this Statement)




Check the following box to designate the rule pursuant to which this Schedule is filed:

 	Rule 13d-1(b)
 X    Rule 13d-1(c)
	Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 45972C102

1. Name of Reporting Person I.R.S. Identification Nos.
of Above Persons (entities only)

AIG DKR SoundShore Holdings Ltd.
I.RS # - 98-0191909

2. Check the Appropriate Box If A Member Of A Group
(See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting
Person With:

5. Sole Voting Power
0

6. Shared Voting Power

1,111,982 shares of common stock (includes 354,732 shares of common stock, warrants exercisable into 508,000 shares of common stock and 997 preferred shares convertible into 249,250 shares of common stock).

(An aggregate of 1,111,982 shares of common stock were beneficially owned by AIG DKR SoundShore Holdings Ltd.
("Fund"), a fund managed by DKR Management Company Inc.
(DKRMCI), a registered investment adviser.  Basso
Securities Ltd. ("Basso") has entered into an Advisory
Service Agreement with DKRMCI to act as the portfolio manager to the Fund managed by DKRMCI. As such, DKRMCI, Basso, and the Fund have shared dispositive and voting power of the securities.)

7. Sole Dispositive Power
0

8. Shared Dispositive Power

1,111,982 shares of common stock (includes 354,732 shares of common stock, warrants exercisable into 508,000 shares of common stock and 997 preferred shares convertible into 249,250 shares of common stock).

9. Aggregate Amount Beneficially Owned by Each
Reporting Person

1,111,982 shares of common stock (includes 354,732 shares of common stock, warrants exercisable into 508,000 shares of common stock and 997 preferred shares convertible into 249,250 shares of common stock).


10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
(See Instruction)

11. Percent of Class Represented by Amount in Row 9
5.9%

12. Type of Reporting Person (See Instructions)
CO


Item 1:	Security and Issuer

1(a) 	Name of Issuer
International Isotopes Inc.

1(b)	Address of Issuer's Principal Executive Offices
1500 Spencer Road
Denton, TX 76205
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

AIG DKR SoundShore Holdings Ltd.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:

29 Richmond Road
Pembroke, HM08 Bermuda

2(c)	Citizenship/ Corporation organized

A corporation organized and existing under the Companies
Act of 1981 of Bermuda

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
45972C102

Item 3: If this statement is filed pursuant to Rule
13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a:

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
b. Insurance Company as defined in Section 3(a)(19) of the Act,
c. Investment Company registered under Section 8 of the Investment Company Act,
d. Investment Adviser in accordance with Rule 13d-1(b)
(1)(ii)(E),
e. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
f. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G);
(Note: see Item 7)
g. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
h. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

1,111,982 shares of common stock (includes 354,732 shares of common stock, warrants exercisable into 508,000 shares of common stock and 997 preferred shares convertible into 249,250 shares of common stock)

4(b)	Percent of Class

5.9%

(The percentage was calculated by dividing 1,111,982 shares of common stock by 18,589,250 (which represents the sum of 17,832,000 (shares outstanding based on the latest information provided by Bloomberg ) and the shares of common stock that would be held upon exercise of the warrants and the shares that would be held upon conversion of the preferred shares.).

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
0

(ii)	Shared power to vote or to direct the vote

1,111,982 shares of common stock (includes 354,732 shares of common stock, warrants exercisable into 508,000 shares of common stock and 997 preferred shares convertible into 249,250 shares of common stock).

(iii) Sole power to dispose or to direct the
disposition of
0

(iv) Shared power to dispose or to direct the disposition of

1,111,982 shares of common stock (includes 354,732 shares of common stock, warrants exercisable into 508,000 shares of common stock and 997 preferred shares convertible into 249,250 shares of common stock).

(An aggregate of 1,111,982 shares of common stock were
beneficially owned by AIG DKR SoundShore Holdings Ltd.
("Fund"), a fund managed by DKR Management Company Inc.
(DKRMCI), a registered investment adviser.   Basso
Securities Ltd. ("Basso") has entered into an Advisory
Service Agreement with DKRMCI to act as the portfolio manager to the Fund managed by DKRMCI. As such, DKRMCI, Basso, and the Fund have shared dispositive and voting power of the securities.)


Instruction:
For computation regarding securities which represent a right to acquire an underlying security see
Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent on Behalf
of Another Person.

Basso Securities Ltd. has entered into an Advisory
Services Agreement with DKR Management Company Inc.
(DKRMCI), a registered investment adviser, to act as the portfolio manager to certain funds, including AIG DKR
SoundShore Holdings Ltd. (the "Fund"), a fund managed by
DKRMCI. As such, Basso Securities Ltd., the portfolio manager to the Fund and DKRMCI., each have more than a five percent interest in the security.

Item 7: 	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on
By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of Members
of the Group.

If a group his filed this schedule pursuant to Rule
13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable


Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2002


____________________________
Signature

Anthony Giordano
Director